Exhibit 99

For Immediate Release

FORDING INCOME TRUST
INVESTOR PRESENTATION AVAILABLE ON WEBSITE

CALGARY — December 10, 2002 - Fording Inc. (TSX/NYSE: FDG) announced today that it has posted a presentation for investors on the proposed conversion to an income trust on the Company website, www.fording.ca.

Fording is committed to keeping shareholders fully informed about the proposed conversion and all other developments leading up to the Special Meeting on December 20, 2002. The presentation describes the conversion process and benefits to shareholders as well as the recent agreement with Teck Cominco Limited and Westshore Terminals Income Fund to create a larger and stronger Fording Income Trust. Senior management, including Jim Gardiner, President and Chief Executive Officer of Fording, and David Thompson, Vice Chairman and Chief Executive Officer of Teck Cominco, will be using the presentation in meetings with the investment community this week.

Shareholders with questions about the process and voting procedures are encouraged to contact Fording’s Information Agent, Georgeson Shareholder, toll-free, at 1-866-254-7864 (English) or 1-866-258-7293 (French) or to speak with their own financial, tax or other professional advisor.

Fording is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. The Company’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of the industrial mineral wollastonite.

For further information, contact:

Investors Mark Gow, CA Director, Investor Relations Fording Inc. (403) 260 9834	Media John Lute Lute & Company (403) 260 9876 or (416) 929 5883 ex 222